Perk International Inc.
2470 East 16th Street
Brooklyn, NY, 11235

August 19, 2013

Via EDGAR

United States Securities and Exchange Commission
100 F Street, N.E. Mailstop 3561
Washington D.C., 20549-7010

Attention:  Kathleen Krebs

Re:	Perk International Inc. Registration Statement on Form S-1 Filed June 21, 2013 File No. 333-189540

Dear Mrs. Krebs:

I write on behalf of Perk International Inc., (the “Company”) in response to Staff’s letter of July 19, 2013, by Larry Spirgel,  Assistant Director, of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form S-1, filed July 18, 2013, (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

registration Statement on Form S-1

general

1.            Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

In response to this comment, The Company advises the Staff that there are no written communications that have been presented to potential investors in reliance on Section 5(d) of the Securities Act. There are no research reports about the Company that have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the JOBS Act by any broker or dealer that is participating or will participate in the offering contemplated by the Registration Statement. To the extent that such materials are presented to potential investors or used, the Company will supplementally provide copies to the Staff.

Calculation of Registration Fee Table

2.            It appears that you are registering the following securities:

●	Units (consisting of one share of common stock and one warrant to purchase one share of common stock);

●	Common stock included in the units;

●	Warrants included in the units; and

●	Common stock underlying the warrants included in the units.

Accordingly, please revise the registration fee table as follows:

●	Separately list each of the securities being registered, as set forth above;

●
Calculate the registration fee of the units based on the offer price of the units and the exercise price of the warrants (see Securities Act Rules Compliance and Disclosure Interpretation 240.05, available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml);

●	Calculate the registration fee of the common stock underlying the warrants based upon the exercise price of the warrants (see Securities Act Rules Compliance and Disclosure Interpretation 240.06).

In response to this comment, the Company updated the calculation of registration fee table accordingly.

Prospectus Cover Page

3.            We note your disclosure of shell company status under your description of Rule 144 on page 23. Please revise to prominently disclose your shell company status throughout the prospectus, including on the prospectus cover page and in the prospectus summary and plan of distribution. Also revise your disclosure throughout your prospectus, including in your risk factors, to account for the implications of being designated a shell company and the resale limitations of Rule 144(i).

In response to this comment, the Company revised the registration statement to prominently disclose its shell status and the implications of being designated a shell company.

4.            Please disclose the expiration date of the warrants here and throughout the prospectus.

In response to this comment, the Company included the expiration date of the warrants throughout the registration statement.

5.            Please disclose whether the units will be separable into their component parts of one share of common stock and one warrant to purchase one share of common stock. If so, disclose when the units can be separated and, if a market develops, separately traded.

In response to this comment, the units will be separable immediately and will be issued separately.

6.            Please revise to delete the redundant prospectus subject to completion legend on the cover page.

In response to this comment, the Company removed the redundant language.

Prospectus Summary, page 5

7.            We note your disclosure in the second paragraph of the Company Overview that you believe “the growth of companies such as Groupon and Living Social have proven that there is a large market for ‘daily deal’ website companies.” We are also aware of news articles that discuss the trend of slowing growth in daily deal purchases and daily deal fatigue by merchants and customers. Please balance your disclosure with a discussion of these trends.

In response to this comment, the Company revised its disclosure as follows:

Consumer spending on deal-a-day offers is poised to grow more than 35% to reach $3.9 billion in the US by 2015, according to a March 2011 forecast by BIA/Kelsey. http://www.emarketer.com/Article/Bright-Future-Daily-Deal-Sites/1008283. While consumers may still be interested in great deals and enjoy purchasing them, dedicated deal operators are finding it tougher to grow profitably. Some analysts believe the industry is due for a shakeout this year. http://www.marketingforecast.com/daily-deal-industry-to-evolve/#sthash.fxd9JqV8.dpbs. One difficulty is that a significant number of merchants have decided that running these offers does little to help the bottom line in the long run. Only 3% of businesses in one recent survey believe that the deals bring in repeat customers. http://www.marketingpilgrim.com/2012/11/who-supports-small-business-survey-says-facebook-not-etsy.html

We believe there is a low barrier to entry for this business model. All a potential competitor needs is an innovative idea and a list of subscribers and marketers to begin churning out deals. http://www.marketingforecast.com/daily-deal-industry-to-evolve/#sthash.fxd9JqV8.dpbs. We intend to enter the Greater Toronto market with daily deals.

8.            Please disclose whether the company, the company’s officers and directors, any company promoters, or their affiliates intend for the company, once it is reporting, to be used as a vehicle for a private company to become a reporting company.

In response to this comment, the Company revised the registration statement to disclose that the Company, including its officers and directors, any company promoters, or their affiliates, has no intention to be used as a vehicle for a private company to become a reporting company.

Summary of this Offering, page 6

9.            Please disclose that the net proceeds from the offering will range from a maximum of $17,500 after the deduction of the expenses of the offering if all 30 million units are sold to an amount that will not cover the estimated $12,500 expenses of the offering. Disclose, as you do on page 20, that you would have to sell at least approximately 12 million units (or 40% of the offering) to cover the estimated offering costs.

In response to this comment, the Company revised the registration statement to provide the requested disclosure.

10.          Please disclose here and under Plan of Distribution on page 18 that the company will have to maintain a current and effective registration statement for investors to exercise the warrants that are included as part of the units. Provide risk factor disclosure that addresses the risk to investors of the company not maintaining a current and effective registration statement.

In response to this comment, the Company disclosed in the requested sections of the registration statement that it will have to maintain a current and effective registration statement for investors to exercise the warrants that are included as part of the Units. The Company also included appropriate risk factors that address the risk to investors of the Company not maintaining a current and effective registration statement.

Risk Factors, page 8
We may be exposed to potential risks resulting from new requirements under section 404 of the Sarbanes-Oxley Act of 2002, page 15

11.           Please explain your reference to “the costs of compliance with having [y]our Units listed on the OTCBB” and how this relates to Section 404 of the Sarbanes-Oxley Act of 2002.

In response to this comment, the Company corrected the disclosure.

Plan of Distribution: Terms of the Offering, page 18

12.           Please revise to discuss the plan of distribution for the offering of the units.

In response to this comment, the Company revised the registration statement to include the plan of distribution for the offering of Units.

Dilution, page 20

13.           It is unclear how you calculated net tangible book value of $1,221 at May 31, 2013 given total tangible assets of $1,577 and total liabilities of $7,856. Please revise or advise us.

In response to this comment, the Company revised the dilution disclosure with the correct numbers.

14.           We note the disclosure here and elsewhere in the registration statement that the company issued 22.5 million shares to each of Messrs Gaudet and Golden on April 10, 2013. Please revise your disclosure regarding these shares issuances as follows:

●
Reconcile the disclosure on page 20 that you issued the shares for $0.0002 per share with the disclosure in your financial statements and Note 5 on page F-9 that you issued the shares for $0.00027 per share;

●	Revise the disclosure under “Certain Relationships and Related Transactions” on page 36 to disclose the price paid and consideration received by the company for the shares;

●	Revise the disclosure under “Recent Sales of Unregistered Securities” on page II-2 to disclose the price paid and consideration received by the company for the shares.

In response to this comment, the Company reconciled the disclosures under the appropriate sections of the registration statement.

Description of Securities, page 21

15.           Please revise to disclose the material terms of the units and warrants being registered. Also disclose the range of the number of units, warrants and shares of common stock that could be outstanding after the offering.

In response to this comment, the Company revised the registration statement to disclose the material terms of the Units and warrants being registered and the range of the number of warrants and shares of common stock that could be outstanding after the offering.

Description of Business, page 24
General, page 24

16.           Please discuss in greater detail how you intend to target families and offer a cost savings approach to daily deals. For example, describe which specific kinds of goods and services you intend to market within the Greater Toronto Area community.

In response to this comment, the Company plans to target families in the Greater Toronto Area with the following types of products and services: restaurant deals, spa and health club deals, consumer electronic deals, cash wash deals, hotel and resort packages, winery tours, music and theatrical events.  We intend to target families via Google key words and similar venues.

17.           We note your three brief references on pages 28, 29 and 30 to giving a percentage of each purchase to a local charity. Please discuss this planned aspect of your business model in more detail. For example, discuss who will make the decision about what charity receives the donation and who can claim the charitable donation for tax purposes. Discuss whether you intend for the percentage to come out of the 30% of the revenues you intend to retain with each purchase and, if so, how this will impact your ability to generate sufficient revenues to sustain or advance your operations.

In response to this comment, the Company removed the portion of its business model dealing with charitable donations. This was an oversight and should not have been included in the registration statement.

18.           Please describe the commission based arrangement you intend to pay Messrs. Gaudet and Golden for their role as sales representatives. For example, explain whether the company must generate a revenue or income target; whether commission is based upon the number of daily deal purchases or the aggregate revenue from daily deal purchases, or some combination thereof; and how you will determine the percentage to be paid under the arrangement.

In response to this comment, the Company intends to use a portion of the 30% to cover its business operating expenses and other costs associated with offering the deal.  After these expenses have been deducted from the 30%, the remaining net profits will be distributed evenly between the sales representatives, who are the Company’s officers at the present time, and the Company.

19.           Please discuss here and/or in your Management’s Discussion and Analysis your plans regarding providing refunds should a purchaser be dissatisfied with the merchant’s product or service.

In response to this comment, the Company included its plans in connection with refunds.

20.           We note your reference to market data and research reports, as well as statements regarding the typical revenue percentage split in the daily deals industry. Provide us with copies of all reports and industry analysis that you cite or upon which you rely. Please mark these sources to enable us to easily identify what material was used in the document and where it was used.

In response to this comment, the Company provided sources for its industry analysis.

Plan of Operations, Growth Strategy and Anticipated Milestones, page 26

21.           We note your disclosure under the “Use of Proceeds” section that you do not intend to hire any employees for the first twelve months. Please revise the description of your sales representatives to include a reasonable expectation for resources and personnel. Furthermore, discuss your reasonable expectations regarding the extent and effectiveness of a $1,000 to $2,500 marketing budget to acquire up to 100,000 initial subscribers.

In response to this comment, the Company provided a reasonable expectation for personnel and revised its disclosure about the number of subscribers from such a small marketing budget.

Government Regulations, page 29

22.           Since you intend to initially focus on the Greater Toronto Area, please discuss any applicable Canadian regulations that would impact your business.

In response to this comment, the Company included the general laws that it may be subject to in the operation of its business, but is unaware of any specific Canadian laws that would apply.

Management’s Discussion and Analysis, page 30
Liquidity and Capital Resources, page 31

23.           Please describe the type of the financing arrangements you intend to enter with management to fund your operating costs over the next twelve months.

In response to this comment, aside from the current offering, the Company does not have any arrangements for obtaining additional financing at the present time.

Directors, Executive Officers, Promoters and Control Persons, page 32

24.           Please revise your disclosure to comply with each requirement under Item 401 of Regulation S-K. For each officer and director, describe all employment during the past five years. Please include the name and business of the person’s employer, dates of employment, the positions held and a brief description of the employer’s business. Also disclose each directorship held by your directors as required by Item 401(e)(2) of Regulation S-K.

In response to this comment, the Company included the information required by Item 401 of Regulation S-K.

Where You Can Find More Information, page 36

25.           Please advise us whether you will register your common stock under Section 12(g) of the Securities Exchange Act of 1934 by filing a Form 8-A on a pre-effective basis. If not, please revise to clarify the consequences to investors of your being a Section 15(d) registrant in comparison to a Section 12(g) registrant. Under Section 15(d) of the Exchange Act, you are not required to file periodic reports if you have less than 300 holders of record for the fiscal year after the year of effectiveness. Thus, your risk factors and other disclosures should also clarify that if you do not register your securities under Section 12 of the Exchange Act, you may not have an ongoing periodic reporting obligation and that you would not be subject to the Commission’s proxy, tender offer, and short swing insider trading rules for Section 12 registrants

In response to this comment, although the Company intends to file a Form 8-A when the registration Statement is declared effective, for the purposes of full disclosure a risk factor has been added to address the risks in connection with delaying registration of the Company’s common stock under Section 12 and potentially not being subject to the reporting obligations of Section 12 registrants.

Financial Statements
Balance Sheet, page F-3

26.           We note your discussion of current operations on page 24 where you state that you have enlisted the services of a web developer to design your company logo and initial mockups of your proposed website. We also note disclosure throughout your filing where you refer to your “intended” or “proposed” web platform. It appears that costs capitalized might include planning stage or other costs that should have been expensed. Please clarify the nature of costs capitalized to date and how you considered the guidance in ASC 350-50-25 in determining the appropriate classification of those costs.

In response to this comment, the costs to develop the Company’s website were capitalized in accordance with ASC 350-50-25 and 350-40; all costs ($7,500) related to the Application and Infrastructure Development – developing the software tools, developing the software necessary for general website operations, developing and customizing the code for web applications, and creating graphics and website content.

Item 16. Exhibits, page II-2

27.           Please file a copy of the warrant agreement and the subscription agreement as exhibits.

In response to this comment, the Company filed a copy of the warrant agreement and the subscription agreement.

28.           Please have counsel revise the legality opinion filed as Exhibit 5.1 to clearly cover all the securities being registered. For example, counsel must opine on the legality of the units, the common shares included in the units, the warrants included in the units, and the common shares underlying the warrants included in the units. Refer to Section II.B.1.f of Staff Legal Bulletin No. 19 (CF), available on our website at http://www.sec.gov/interps/legal/cfslb19.htm.

In response to this comment, counsel for the Company has revised the opinion letter and included the same in the amended registration statement.

In addition, enclosed herewith please find an acknowledgement letter from the Company.

Sincerely,

Andrew Gaudet

Enclosure (Acknowledgment by the Company)

Perk International Inc.
2470 East 16th Street
Brooklyn, NY, 11235

Via EDGAR

August 19, 2013

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attn:	Kathleen Krebs

Re:	Perk International Inc. Registration Statement on Form S-1 Filed June 21, 2013 File No. 333-189540

Dear Mrs. Krebs:

In connection with the Company’s response to the United States Securities and Exchange Commission’s (the “Commission”) comments in a letter dated July 18, 2013 by Larry Spirgel, Assistant Director of the Commission’s Division of Corporate Finance, this correspondence shall serve as acknowledgment by the Company of the following:

●	The company is responsible for the adequacy and accuracy of the disclosure in the filing

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Perk International Inc.

By:	Andrew Gaudet
Chief Executive Officer